Exhibit 4.3

PROMISSORY NOTE

$100,000.00	Allen, Texas	August 9, 2017

FOR VALUE RECEIVED, the undersigned, Financial Gravity Companies, Inc., a Nevada corporation (“Borrower”), promises to pay to the order of Mike and Terri Ashby (“Holder”), the principal sum of ONE HUNDRED THOUSAND DOLLARS ($100,000.00), together with simple interest from the date of this Note until paid at a rate of ten percent (10%) per annum until maturity, both principal and interest being payable at the address designated in Section 9, or at such other place as Holder may from time to time designate in writing.

1.                   Payments. The principal of this Note shall mature and be due and payable on August 15th, 2020 (the “Maturity Date”). Accrued and unpaid interest shall be due and payable as follows: (i) during the first year of the term of this Note, upon execution of this Note; and (ii) during the balance of the term until the Maturity Date, monthly, in arrears, commencing September 15, 2018. All past due principal and accrued interest on this Note shall bear interest from maturity until paid at the highest (non-usurious) rate for which Borrower may legally contract under applicable law. All payments hereunder shall be payable in lawful money of the United States of America which shall be legal tender for public and private debts at the time of payment.

2.                   Prepayments. Borrower shall have the right to prepay the principal and any interest outstanding under this Note in full or in part at any time and from time to time. Any prepayment shall be applied first against any accrued interest and then against principal.

3.                   Default Remedies.

(a)       Borrower shall be in default under this Note upon the happening of any condition or event set forth below (each, an “Event of Default”):

(i)                 Borrower shall fail to make any payment when due under this Note (including any payment due by reason of acceleration) and such default shall continue unremedied for a period of ten (10) days; or

(ii)               The commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower which results in the entry of an order for relief which remains undismissed, undischarged or unbonded for a period of 60 days or more.

(b)       The entire unpaid principal balance of this Note and all accrued interest thereon shall immediately be due and payable at the option of the Holder upon the occurrence of any one or more of the Events of Default and at any time thereafter.

4.                   Cumulative Rights. No delay on the part of the Holder of this Note in the exercise of any power or right under this Note shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right.

5.                   Waiver. Borrower waives demand, presentment, protest, notice of dishonor, notice of nonpayment, notice of intention to accelerate or notice of acceleration (other than notice of default pursuant to Section 3(a)), notice of protest and any and all lack of diligence or delay in collection or the filing of suit hereon which may occur, and agrees to all extensions and partial payments, before or after maturity, without prejudice to the Holder hereof.

6.                   Attorneys’ Fees and Costs. In the event that this Note is collected in whole or in part through suit, arbitration, mediation, or other legal proceeding of any nature, then and in any such case there shall be added to the unpaid principal amount hereof all reasonable costs and expenses of collection, including, without limitation, reasonable attorney’s fees.

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7.                   Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to conflicts of law provision or rule (whether of the State of Texas or any other jurisdiction) that would result in the application of the laws of any jurisdiction other than the State of Texas. Any action or proceeding to enforce this Note shall be brought only in a state or federal court located in Collin County, the State of Texas. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

8.                   Usury. All agreements between Borrower and the Holder of this Note, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no contingency or event whatsoever, whether by acceleration of the maturity of this Note or otherwise, shall the amount paid, or agreed to be paid, to the Holder hereof for the use, forbearance or detention of the money to be loaned hereunder or otherwise, exceed the maximum amount permissible under applicable law.

9.                   Notices. All notices of communication required or permitted hereunder shall be in writing and may be given by (a) depositing the same in United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt request, or (b) delivering the same in person or by overnight express to an officer or agent of such party:

(i)       If to Borrower, addressed thereto at:

800 N. Watters Road, Suite 120

Allen, TX 75013

Attention: John Pollock; and

(ii)       If to Holder, addressed thereto at:

Mike and Terri Ashby

2201 Legends Parkway

Kingsland, TX 78639

Attention: Mike or Terri Ashby

or to such other address as any party hereto shall specify pursuant to this Section 9 from time to time. Any notice that is delivered personally or sent by overnight express in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the third day after the day it is so placed in the mail.

10.               Renewal and Extension. This Note may be renewed upon written agreement of Borrower and Holder.

THIS NOTE REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

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IN WITNESS WHEREOF, the undersigned have executed this Note on and as of the date first above written.

BORROWER:

Financial Gravity Companies, Inc.

By: /s/ John Pollock_________

John Pollock

Chairman & Chief Executive Officer

HOLDER:

By: /s/ Mike Ashby___________

Name: Mike Ashby

Title: _____________________

By: /s/ Terri Ashby___________

Name: Terri Ashby

Title: _____________________

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